UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  May 31, 2019

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

BBH Trust
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4. Address of principal executive office (number, street,
city, state, zip code):

140 Broadway, New York, NY 10005
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INDEPENDENT ACCOUNTANTS' REPORT

To the Trustees of the BBH Trust:

We have examined management's assertion, included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that BBH Trust comprised of BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH U.S. Government Money Market Fund, BBH Limited Duration Fund, BBH Intermediate Municipal Bond Fund, and BBH Income Fund (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of May 31, 2019, with respect to the securities reflected in the investment account of the Funds. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of May 31, 2019, and with respect to agreement of security purchases and sales for the period from January 31, 2019 (date of our last examination) through May 31, 2019:
1.	Count and inspection of all securities located in the
vault, as applicable, of Brown Brothers Harriman & Co. (the "Custodian") in New York, NY without prior notice of management;

2.	Confirmation of all securities held by institutions in
book entry form by The Depository Trust Company, Bank of New
York Mellon, various sub-custodians and various agent banks;

3.	Reconciliation of all such securities to the books and
records of the Funds' and the Custodian.

4.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the banks and Custodian's records;

5.	Confirmation of all securities pledged as collateral for
futures contracts with brokers; and

6.	Agreement of 8 security purchases and 8 security sales or
maturities since our last examination from the books and records of the Funds to broker confirmations. For confirmation not received, we performed alternative procedures.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2019, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the BBH Trust and the U.S. Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
August 21, 2019



August 21, 2019
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management's Assertion Regarding BBH Trust's Compliance with
Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of BBH Trust comprised of BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund, BBH Intermediate Municipal Bond Fund, and BBH Income Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements.

We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2019, and for the period from January 31, 2019
(date of our last examination) through May 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2019, with respect to securities reflected in the investment accounts of the Funds.



ON BEHALF OF:
BBH Trust

__/s/ Charles Schreiber________________
Charles Schreiber
Treasurer and Principal
Financial Officer
BBH Trust

/s/ Jean-Pierre Paquin
Jean-Pierre Paquin
President and Principal
Executive Officer
BBH Trust